

Mail Stop 3561

March 13, 2018

Dr. Yu Gong
Chief Executive Officer
iQIYI, Inc.
9/F, iQIYI Innovation Building
No. 2 Haidian North First Street
Haidian District, Beijing 100080
People's Republic of China

      Re: iQIYI, Inc.
              Registration Statement on Form F-1
              Filed February 27, 2018
              File No. 333-223263

Dear Dr. Gong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-37

1. You state that you have preliminarily assessed the impact the new revenue recognition guidance in Topic 606 will have on your consolidated financial statements including but not limited to presentation of sales tax. Please revise to provide a qualitative discussion of the potential impact that this standard will have on your financial statements when adopted, specifically any impact expected to your primary sources of revenue, if applicable. In this regard, include a description of the effects of the standard that you

expect to apply and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 will have on your results, please also disclose such amounts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Abe Friedman at (202) 551-8298 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP